UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rules 13a-16 or 15d-16 under
the Securities Exchange Act of 1934

Dated 22 August 2013

Commission File Number: 001-31318

GOLD FIELDS LIMITED
(Translation of registrant's name into English)

150 Helen Rd.
Sandown, Sandton 2196
South Africa
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   ✓   Form 40-F   _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
_____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
_____

Gold Fields Limited
(Reg. No. 1968/004880/06)
(Incorporated in the Republic of South Africa)
("Gold Fields" or "the Company")
JSE, NYSE, DIFX Share Code: GFI
ISIN Code: ZAE000018123

Statement by GOLD FIELDS Board

THE BOARD OF GOLD FIELDS LIMITED REPORTS THE ANNOUNCEMENT OF Q2
2013 RESULTS; ACQUISITION OF KEY ASSETS IN AUSTRALIA;
RESTRUCTURING OF THE BOARD OF DIRECTORS; AND THE CONCLUSION OF
ITS EXAMINATION INTO THE BLACK ECONOMIC EMPOWERMENT TRANSACTION
RELATED TO GOLD FIELDS' SOUTH DEEP OPERATIONS

The Chair of Gold Fields Limited (JSE, NYSE, NASDAQ Dubai: GFI),
Ms Cheryl Carolus, on behalf of the Board of Directors, announces
that the Board, after a week of deliberations in Johannesburg,
has concluded the following significant matters.

Q2 2013 Results
The Board has approved the release of Gold Fields' Q2 2013
quarterly results today, 22 August 2013. Gold Fields realised a
net loss from continuing operations for the June 2013 quarter of
US$129 million compared with earnings of US$27 million in the
March 2013 quarter and US$105 million in the June 2012 quarter.
In Rand terms the net loss for the June 2013 quarter of R1,169
million compared with earnings of R236 million in the March 2013
quarter and R837 million in the June 2012 quarter. The Board also
expressed concern about gold price volatility in the short-term
and as a result has deemed it prudent not to declare an interim
dividend.

Acquisition of key assets
The Board has approved for Gold Fields to enter into a binding
sale and purchase agreement with Barrick to acquire its interests
in the Granny Smith, Lawlers and Darlot gold mines in Western
Australia, for a consideration of US$300 million, subject to
downward working capital adjustments to a maximum of US$30
million.

The acquisition provides Gold Fields with:

- an additional 452,000 ounces of annual production, at an All-
  in sustaining cost (AISC) of US$1,137 per ounce1;
- 2.6 million reserve ounces at a cost of about US$115 per
  ounce2;
- 1.9 million resource ounces in addition to the reserve ounces;
  the total resource ounce acquisition cost is below US$67 per
  ounce3.

Upon completion, Australia will represent Gold Fields' largest
regional production centre with 42% of the Group's production,

with Ghana decreasing to 34% and Peru and South Africa remaining largely unchanged at 13% and 11% respectively.

The consideration may be paid fully in cash or, at the election of Gold Fields, partly in shares issued to Barrick. To the extent that Gold Fields pays the consideration in cash, it may seek to use cash on hand in Australia, cash from existing bank facilities, raise funds through the capital markets, or a combination thereof.

Completion of the proposed acquisition is subject to certain customary and regulatory conditions precedent.

Board restructuring
In light of the Company's new strategic direction (including the unbundling of Sibanye Gold Limited to shareholders earlier this year) and the challenges presented by the current low gold price and high cost operating environment, the Board has decided to reduce the number of directors from twelve to nine.

Messrs Delfin Lazaro, Roberto Dañino and Rupert Pennant-Rea volunteered to resign as non-executive directors and have agreed to step down from the Board with immediate effect. Messrs Pennant-Rea and Dañino acted as the Chairs of the Remuneration Committee and Social and Ethics Committee respectively. Once it became clear that the Board had concluded its examination of the BEE transaction relating to South Deep, Mr Roberto Dañino resigned as chair of the social and ethics committee. Mr Lazaro has done an admirable job in representing the Company's interests in the Philippines and he will continue to do so following his resignation. We greatly appreciate that each of our departing non-executive directors has sought to bring their experience and expertise to a range of matters over the time they have been with the Company.

On behalf of the Board, the Chair would like to express appreciation for the time and effort that each of the departing non-executive directors has put into the Company for the benefit of all its stakeholders.

Mr Donald Ncube will assume the role of the Chair of the Social and Ethics Committee and Mr Alan Hill will assume the role of the Chair of the Remuneration Committee.

The Board believes that its new composition will more appropriately reflect the needs of the Company and is confident that it will continue to be able to perform its duties for the benefit of all stakeholders.

Conclusion of BEE examination
Following extensive deliberations and careful consideration of the matter, which included a comprehensive independent investigation and the receipt of advice from external legal counsel, the Board continues to believe that the BEE transaction

relating to South Deep is one of lasting benefit to the Company and its BEE stakeholders.

However, the Board's examination has highlighted that the implementation of the transaction did not consistently meet the high standards set by Gold Fields. In particular, the Board has identified areas that require further attention where internal policies and procedures can be strengthened. These include policies and procedures designed to increase transparency and improve the timeliness of internal communications between management and the Board.

The Board has communicated its concerns to the Chief Executive Officer, Mr. Nick Holland and, in recognition of the concerns which have been generated around the BEE transaction relating to South Deep, he has offered to waive his bonus in respect of the 2013 financial year.

The Board continues to have full confidence in Nick and is determined to work with him and the other members of Gold Fields management to design and implement any necessary changes and to ensure that any policies and procedures result in improved oversight and are rigorously followed by Gold Fields management and other employees, as well as by any agents or third parties working on behalf of Gold Fields.

The Chair of Gold Fields, Ms. Cheryl Carolus, said:

"This has been a momentous week for Gold Fields with the finalization of all of these matters. In particular we are excited by the opportunities presented by the acquisition of the new assets in Australia which helps to rebalance our portfolio, as well as the conclusion of the BEE examination which has occupied a significant amount of our time over the past year."

"We also marked the new strategic focus of the company by the restructuring of the Board, announced yesterday. As a result of our new strategic focus, and the conclusion of the BEE transaction, the Board and the individual directors felt that it was the right time to make these changes to the Board."

"I look forward to working with the ongoing directors and Nick and the management team to achieve our strategic objectives which are designed to benefit all stakeholders."

Johannesburg,
22 August 2013.
                              ends

Enquiries

Anne Dunn
Brunswick South Africa Ltd
Tel +27 (11) 502 7300
Direct +27 (11) 502 7404

Mobile +27 (82) 448 2684

Notes to editors

About Gold Fields

Gold Fields is a significant unhedged producer of gold with attributable annualised production of approximately 2.0 million gold equivalent ounces from six operating mines in Australia, Ghana, Peru and South Africa. Gold Fields also has an extensive and diverse global growth pipeline with four major projects at resource development and feasibility level. Gold Fields has total managed gold-equivalent Mineral Reserves of 64 million ounces and Mineral Resources of 155 million ounces. Gold Fields is listed on the JSE Limited (primary listing), the New York Stock Exchange (NYSE), NASDAQ Dubai Limited, Euronext in Brussels (NYX) and the Swiss Exchange (SWX). In February 2013, Gold Fields unbundled its KDC and Beatrix mines in South Africa into an independent and separately listed company, Sibanye Gold.

Sponsor: J.P. Morgan Equities South Africa (Pty) Ltd

Footnotes

1 These are Barrick Gold's published results for the 2012 financial year.

2 As per Barrick's 2012 40-F filing. Barrick have used US$1,500 per ounce and an exchange rate of 1.00 $US/$Aus for their Yilgarn Reserves. Mineral Reserves are 36.7 Mt at 2.2 g/t for 2.6 Moz. This includes 1.1 Moz in the open pit at Granny Smith, which was not modelled by Gold Fields. The cost calculation is based on an acquisition price of US$300 million, excluding any possible downward working capital adjustments.

3 Barrick report their Mineral Resources exclusive of Mineral Reserves. Figures as per Barrick's 2012 Annual Financial Report and 40-F filing. Mineral Resources are 11.7 Mt at 5.0 g/t for 1.9 Moz. Taking account of the Barrick reporting protocol, a view on the Resource and Reserve positions of the Yilgarn assets equates to a Resource acquisition price of below US$67 per ounce. Gold Fields report their Mineral Resources inclusive of Mineral Reserves. The resource cost calculation is based on an acquisition price of US$300 million, excluding any possible downward working capital adjustments.

Barrick report tonnage as short tons, this release refers to metric tonnes or Mt (million metric tonnes)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

GOLD FIELDS LIMITED

Dated: 22 August 2013

By: /s/ Nicholas J. Holland

Name: Nicholas J. Holland
Title: Chief Executive Officer